Mail Stop 3561

September 14, 2007

Mr. William Thompson

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0405

Re:	Handleman Company, File No. 1-7923

Form 10-K for Fiscal Year Ended April 28, 2007,

Filed June 29, 2007

Form 8-K, Filed June 29, 2007

Dear Mr. Thompson:

Thank you for your letter dated and received on August 10, 2007, resulting from a review by the Securities and Exchange Commission (“SEC”) of Handleman Company’s (“Company” or “Registrant”) Form 10-K for the fiscal year ended April 28, 2007 and Form 8-K that provided the Company’s financial results for the fourth quarter and fiscal year ended April 28, 2007. We would also like to express our appreciation to the SEC for extending the due date for this response to September 14, 2007 based on a telephone conversation with Mr. Adam Phippen, Staff Accountant, on August 15, 2007.

The comments provided by the SEC are helpful to ensure that our disclosures are in accordance with required standards, and meet the needs of shareholders and other readers of the Company’s annual report on Form 10-K, as well as other publicly filed documents. We will ensure that the appropriate changes resulting from your comments are incorporated into the Company’s future filings with the SEC, and have substantively included disclosures responsive to your comments in the Company’s first quarter Form 10-Q for the period ended July 28, 2007, that was filed with the SEC on August 31, 2007.

This response letter is structured in a manner to facilitate the SEC’s review, whereby the response to each comment corresponds to the section heading and original comment numbers appearing in your comment letter dated August 10, 2007. For your convenience, supplemental information to the Company’s Form 10-K and Form 8-K included in this document are indicated in bolded italics.

Form 10-K for Fiscal Year Ended April 28, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.	We acknowledge that the guidance in SEC Release No. 33-8350 directs companies to address known material trends, events and uncertainties as they relate to material forward-looking information as part of the discussion of those matters and the analysis of their effects. The guidance also states that companies should consider whether economic characteristics of their business arrangements materially impact their operating results or liquidity where disclosure is required to understand the impact to its financial statements.

By way of supplemental information, expanded disclosure related to the discontinuance of the ASDA music supply arrangement in the Registrant’s Form 10-K for the fiscal year ended April 28, 2007 (fiscal year 2007) could have been as follows:

On May 24, 2007, the Company announced that its subsidiary, Handleman UK Limited (“Handleman UK”), and United Kingdom retailer ASDA have decided not to continue their music supply arrangement. Under this arrangement, Handleman UK provided category management and distribution of music CDs and, to a limited extent, DVDs to ASDA stores. The decision not to continue the music supply arrangement was due to the inability of Handleman UK and ASDA to reach terms that were mutually beneficial. Handleman UK will continue to provide music category management and distribution services to ASDA through August 2007. A plan is currently being developed to ensure an orderly separation process. Sales under the music supply arrangement to ASDA represented $268.0 million, or 20%, of the Company’s consolidated revenues during fiscal year 2007. After the separation process is completed, the Company expects an improvement in operating performance for Handleman UK since the gross margins related to the ASDA music supply arrangement were insufficient to cover direct operating costs. The Company cannot, at this time, quantify the total benefit to be realized from the discontinuance of this business arrangement because it continues through the end of August 2007. Upon cessation of this arrangement in the second quarter of fiscal year 2008, the Company will be able to determine the full impact of the lower sales level on indirect costs, as well as direct costs, in order to determine the overall reduction in related SG&A expenses. It is expected that Handleman UK will realize a significant reduction in working capital, primarily inventory and accounts receivable, estimated at $40.0 million to $50.0 million. The cash generated from this reduction will be used primarily to pay down Handleman Company debt. It should be noted that Handleman UK and ASDA will continue their business arrangement related to the distribution and in-store servicing of greeting cards, which began in October 2006. Greeting cards are expected to generate revenues of approximately $68.0 million in fiscal year 2008. See Note 15 of Notes to Consolidated Financial Statements for additional information related to the termination of the ASDA music supply arrangement.

The Company provided similar disclosure, based on available information at the time, in its quarterly report on Form 10-Q for the first quarter ended July 28, 2007, that was filed with the SEC on August 31, 2007. The Company will continue to provide similar disclosures, based on available, updated information, in its future SEC filings.

For informational purposes, the Company will provide additional disclosure related to the discontinuance of this music supply arrangement and its financial impact on the Company once this business relationship has terminated and the resultant impacts to the Company become quantifiable.

2.	By way of supplemental information, expanded disclosure related to the impact of the music industry trend in the Registrant’s Form 10-K for the fiscal year ended April 28, 2007 could have been as follows:

The overall music industry has been impacted by digital distribution, downloading and piracy. The Company believes that this trend has increased significantly during the last few years and believes the trend is likely to continue until the music industry is able to develop a solution that encourages the legal consumption of music. Even with a solution, physical music product might still face a continued downward trend as recent technological developments have made it easier for consumers to purchase music in a non-physical format. While the Company is still optimistic that there is a continued relevance for physical music product consumption, there has been a trend by mass retailers towards reducing the amount of floor space dedicated to physical music product and in investing in digital modes of music delivery. As a result, another trend that is developing is the consolidation of the physical music distribution channel. Handleman believes that its systems and intellectual capital will allow it to maintain a material presence in the music distribution market, as well as expand its business into diversified markets. Handleman cannot, however, make any assurances regarding the trends of the music industry or its role in the music distribution channel.

The Company’s revenues have declined in each of its major markets as a result of the deterioration in the music industry and the Company expects this downward trend to continue. The Company is unable to quantify the impact on future earnings and liquidity, although both are expected to be negatively impacted by this downward trend.

To respond to waning music sales, the Company will continue to focus on diversifying its business and on business models leveraging its core competencies of logistic services within its automated distribution centers, in-store field services, and intellectual services represented by the Company’s category management systems and processes. During fiscal year 2007, the Company diversified its business model and expanded into a new product line, the distribution of greeting cards, with ASDA in the UK. Beginning in fiscal year 2008, the Company will begin operating under a new fee-for-services model with another major retailer in the UK. Under this model, Company revenues are generated from the distribution and in-store servicing of retailer-owned music, video and game product.

During fiscal year 2007, the Company implemented a cost reduction plan to reduce expenses and streamline operations. The plan included work force reductions; the consolidation of the operations of two U.S. automated distribution facilities into one facility; the reduction of benefit programs including freezing the U.S. pension plan and supplemental executive retirement plan and realigning medical plans; initiatives to reduce customer product returns; and various other cost reduction initiatives. The Company expects to realize annual cost savings in excess of $20 million in fiscal year 2008 as a result of these initiatives.

The Company’s earnings and cash flows are dependent on the performance of the music industry and the Company’s success in implementing new business models, entering new product lines and leveraging the Company’s core competencies to allow the Company to become less reliant on the sale of physical music product. Accordingly, the Company is reviewing several opportunities including leveraging the Company’s RFID scanning technology capabilities, which capture and manage product data on an individual item level at a high rate of speed; expanding into product lines with characteristics similar to music, including a large number of SKU’s, unique assortment for each store based on demographics, reverse logistics (the return of product from customers’ retail locations), shipping less than case-pack quantities of shelf-ready product and multiple suppliers; and growing different business models such as direct-to-consumer fulfillment.

The Company believes past performance is not necessarily indicative of future performance as the Company begins to realize the benefits of its cost reduction plan and the expansion into new product lines and business models in the UK during fiscal year 2008. The Company anticipates that revenues will continue to decline on a consolidated basis, while operating income is expected to improve in future periods as a result of the Company’s initiatives and strategies.

Similar expanded disclosure will be provided in future Form 10-K and Form 10-Q filings beginning with the Company’s Form 10-Q for the second quarter ending October 27, 2007. While the Company did provide disclosure in its Form 10-K for fiscal year 2007 related to music industry trends and their impact on the Company, it will continue to provide meaningful industry trend information in its future SEC filings.

Critical Accounting Estimates, page 16

3.	We acknowledge that Item 303 paragraph (a)(3)(2) of Regulation S-K requires the description of any known uncertainties that the Company reasonably expects will have a material favorable or unfavorable impact on revenues or income from continuing operations. Accordingly, by way of supplemental information, expanded disclosure related to the impact on operating results from certain critical accounting estimates could have been as follows:

Recognition of Revenues and Future Returns – Handleman Company recognizes revenues upon delivery of product to its customers (“FOB destination”). As a category manager of music product and distributor of video game product, the Company coordinates freight service for product purchased by its customers with the assumption of risk effectively remaining with the Company until its customers receive the product. Customer inspection of merchandise is not a condition of the sale. The Company also manages product returns that include both salable and non-salable product, as well as damaged merchandise, and provides credits for such customer returns. The Company reduces revenues and direct product costs for estimated future returns at the time of revenue recognition. The estimate for future returns includes both salable and non-salable product. On a quarterly basis, the Company reviews the estimate for future returns and records adjustments as necessary. The significant factors estimated by the Company when preparing its future returns reserve are (i) customer return rate and (ii) gross margin percentage on customer returns. For each factor, the Company considers historical trends and future forecasts when calculating the required reserve amount. Routinely, the estimates used in these factors are compared to actual results, and any variances have typically not been significant.

The effect of the indicated increase/(decrease) in these factors is shown below (in thousands of dollars):

	Percentage Point Change	Impact on Fiscal 2007 Operating Income
Customer Return Rate	+/-1 pt.	$(403) / $403
Gross Margin Rate on Customer Returns	+/-1 pt.	(437) / 437

Income Taxes – The provision for income taxes is based on reported income before income taxes. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax purposes. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that the assets will not be realized. In assessing the likelihood of realization, consideration is given to all available evidence including estimates of future taxable income and the character of income needed to realize future benefits. The calculation of current and deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in the Company’s operations or other facts and circumstances. Further, management must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require the Company to adjust its tax assets and liabilities and record additional income tax expense or benefits. Upon the adoption of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” in fiscal year 2008, Handleman Company will make assumptions about individual tax positions before any part of the related benefit can be recognized in its financial statements. A company must consider whether it is more likely than not that a tax position will be sustained upon examination by a taxing authority. In accordance with FIN No. 48, significant judgment is required in assessing the timing and amounts of deductible and taxable items. The Company establishes reserves when, despite its belief that its tax return positions are supportable, it is determined that certain positions may be successfully challenged by the taxing authorities. When facts and circumstances change, the Company adjusts these reserves through its provision for income taxes.

Inventory Valuation – Merchandise inventories are recorded at the lower of cost (average cost method) or market. The Company accounts for inventories using the full cost method that includes costs associated with acquiring and preparing inventory for distribution. Substantially, all of the Company’s inventory consists of compact discs, and video game hardware and software, which are not substandard from a functional standpoint. Typically, the Company’s music suppliers offer return privileges for excess inventory quantities. Video game hardware and software are generally purchased as a one-way sale. Inventory reserves are provided for the risk that exists related to the carrying value of non-returnable slow moving or excess inventory that may exceed market value, although the effect of markdowns is minimized since the Company’s music vendors generally offer some level of return allowances and price protection. On a quarterly basis, management reviews the Company’s carrying value of inventory from a lower of cost or market perspective and makes any necessary carrying value adjustments. When management determines the salability of inventory has diminished, markdowns are recorded at that time. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, the ability to make returns to vendors for credit, age of merchandise, timing of last purchase, open purchase order status, anticipated sell-off, seasonality and industry trends. While we believe the assumptions we use to estimate the net realizable value of our inventory are reasonable, the use of different assumptions or estimates could produce different results and the amounts realized upon the ultimate sale of the inventory may differ materially from that recorded in the current period. Routinely, the estimates used in these factors are reasonable when compared to actual results, and variances have typically not been significant. The Company also conducts physical inventory counts on a quarterly basis.

Long-Lived Assets – At the end of each year or as business conditions warrant, the Company evaluates the carrying value of long-lived assets for potential impairment by considering several factors, including management’s plans for future operations, recent operating results, market trends and other economic facts relating to the operation to which the assets apply. Recoverability of these assets is measured by a comparison of the carrying amount of such assets to the future undiscounted net cash flows expected to be generated by the assets. If such assets are deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value is estimated based on what the Company believes a willing third party would pay to acquire the assets. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

At the end of each fiscal year, or as business conditions warrant, the Company performs an impairment test for goodwill. This test relies on assumptions for growth and discount rate to create multiple sensitivity scenarios. These scenarios are averaged to arrive at a fair value of goodwill, which is compared to the carrying value. The growth assumption is based on a five-year plan for operating income (which approximates cash flows) and an assumed growth rate through perpetuity for years greater than five. The discount rate is a blend of the Company’s incremental borrowing rate and the Company’s weighted average cost of capital at the measurement date. The impairment analyses performed by the Company as of April 28, 2007 resulted in fair values that significantly exceeded the carrying values (including goodwill) of its reporting units; specifically Handleman UK, Crave and REPS. Reasonable changes in any of the assumptions underlying these estimates would reduce the excess fair values over carrying values, but would not result in impairment.

While the Company did provide disclosure related to its critical accounting estimates in its Form 10-K for fiscal year 2007, it will focus on providing additional information, both quantitatively and qualitatively, as appropriate, in its future Form 10-K filings. Similar expanded disclosure will be provided in future Form 10-K filings, beginning with the Company’s Form 10-K for the fiscal year ending May 3, 2008.

For informational purposes, no change to any of the key assumptions used in recording the Company’s stock-based compensation expense under SFAS No. 123(R) would have a material impact in the Company’s operating results. We will continue to monitor those assumptions, particularly the estimated rate of forfeitures, and will include quantitative disclosure on the impact of changes to those assumptions should they become material and meaningful to the users of this financial information.

The Company believes it has provided adequate disclosure related to uncertainties and critical accounting estimates for pension expense. The Company will continue to provide meaningful information and expanded disclosure, as appropriate, regarding these critical accounting estimates in its future Form 10-K filings.

Comparison of Fiscal 2007 with Fiscal 2006, page 19

4.	During the Registrant’s fourth quarter of fiscal year 2007, proceeds in the amount of $3,054,000 were received as settlement of a music compact disc anti-trust litigation matter. Specifically, this class action lawsuit was brought against music suppliers by purchasers of their product, alleging a horizontal agreement to fix prices of compact discs in violation of various federal and state laws.

Discussion related to these proceeds was included in Exhibit 99.1 of the Registrant’s Form 8-K, which provided its financial results for the fourth quarter and fiscal year ended April 28, 2007, and was filed on June 29, 2007. The discussion of these proceeds was identified by the Registrant as a factor in explaining the consolidated gross profit margin as a percentage of revenues for the fourth quarter of fiscal year 2007. The proceeds, which were included as a component of direct product costs, had a 1.14% positive impact on the Registrant’s quarterly consolidated gross margin percentage, resulting in a gross margin percentage of 15.69% versus a gross margin percentage of 14.55% had the proceeds not been received. The proceeds were also included as one of the non-recurring items in a proforma table in Exhibit 99.1, which reconciled GAAP income (loss) from continuing operations before income taxes to a proforma amount excluding the non-recurring items for both the fourth quarter and twelve-month periods of fiscal year 2007.

There was no discussion related to the CD anti-trust proceeds in the Comparison of Fiscal 2007 with Fiscal 2006 section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registrant’s Form 10-K for the fiscal year ended April 28, 2007, since on a full fiscal year basis, the inclusion of the $3,054,000 of proceeds had an impact of only 0.23% on the consolidated direct product costs as a percentage of revenues, compared to the 1.14% impact it had on the fourth quarter results, as previously discussed. Since the comparison of fiscal year 2007 with fiscal year 2006 is focused on full fiscal year results, the Registrant did not include the impact of these proceeds in such discussion due to its insignificant impact on the full fiscal year.

These proceeds were included in the discussion of cash flows from operating activities under the Liquidity and Capital Resources section of Item 7. in the Form 10-K for fiscal year 2007, as they were a non-routine source of operating cash.

Liquidity and Capital Resources, page 23

5.	We acknowledge that Item 303(a) of Regulation S-K and SEC Release No. 33-8350 requires companies to disclose material year-over-year changes in financial position and cash flows for each year covered by the financial statements. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for its fiscal year ended April 28, 2007 included a discussion related to variances in its Consolidated Statements of Operations and Consolidated Balance Sheets for all periods presented.

The Liquidity and Capital Resources section of Item 7 included a discussion and analysis of changes in cash flows and capital resources between fiscal years 2007 and 2006, however, the Company acknowledges that it did not reiterate its discussion and analysis of changes in cash flows and capital resources between fiscal years 2006 and 2005, which were previously included in its Form 10-K for fiscal year 2006.

The following, by way of supplemental information, is the discussion and analysis of changes in cash flows and capital resources, comparing fiscal years 2006 and 2005:

As of the end of fiscal year 2006, management believed that its revolving credit agreement, along with cash provided from operations, would provide sufficient liquidity to finance the acquisition of Crave, fund the Company’s day-to-day operations, including seasonal increases in working capital, as well as payments of cash dividends and repurchases of common stock under the Company’s share repurchase program.

As a result of the acquisition of REPS in the first quarter of fiscal year 2006, the Company had recorded a short-term note payable totaling $1.0 million subject to any indemnification claims and confirmation of the purchase price, respectively. This note was subsequently paid during the first quarter of fiscal year 2007.

For the fiscal year ended April 29, 2006, a total of $0.32 per share or $6.6 million in cash dividends were paid to shareholders, compared to a total of $0.30 per share or $6.7 million for the fiscal year ended April 30, 2005.

Working capital at April 29, 2006 was $228.3 million, compared to $227.5 million at April 30, 2005. The working capital ratio was 2.3 to 1 at April 29, 2006, compared to 2.4 to 1 at April 30, 2005.

Net cash provided from operating activities included in the Consolidated Statements of Cash Flows increased to $76.1 million for fiscal year 2006 from $21.2 million for fiscal year 2005. This increase in cash flows from operating activities was primarily related to favorable year-over-year changes in accounts receivable, inventory and operating asset/liability balances of $42.1 million, $31.8 million and

$22.8 million, respectively, offset in part by unfavorable year-over-year changes in net income, accounts payable balances and non-cash charges of $20.6 million, $15.9 million and $5.2 million, respectively.

Net cash used by investing activities was $161.0 million for fiscal year 2006, compared to net cash used by investing activities of $6.4 million for fiscal year 2005. This decrease in cash flows from investing activities was mainly due to the Company’s investments in Crave, REPS and other investments during fiscal year 2006 of $123.3 million, $19.7 million and $4.6 million, respectively, as well as an unfavorable year-over-year change in short-term investments in auction rate securities of $9.9 million and license advances and acquired rights of $5.5 million. These decreases in cash flows from investing activities were offset by lower year-over-year additions to property and equipment of $6.6 million and cash proceeds of $4.4 million related to the sale of the Company’s investment in PRN.

Net cash provided from financing activities was $63.0 million for fiscal year 2006, compared to net cash used by financing activities of $51.1 million for fiscal year 2005. This increase in cash flows from financing activities was predominately due to increased net borrowings of $87.6 million against the Company’s credit facility during fiscal year 2006, used to finance the acquisition of Crave, as well as a decrease of $25.2 million in year-over-year repurchases of the Company’s common stock.

Included in the Consolidated Statement of Cash Flows was net cash used by discontinued operations, which increased to $1.9 million for fiscal year 2006 from $1.1 million for fiscal year 2005. This activity related to the Company’s Anchor Bay Entertainment business unit, which was sold during fiscal year 2004.

In accordance with Item 303(a) of Regulation S-K and SEC Release No. 33-8350, the Company will include required disclosures for all years presented in its future Form 10-K filings.

6.	We acknowledge that SEC Release No. 33-8350 Section IV.A., requires companies to disclose cash requirements that would have a material impact on liquidity. The following, by way of supplemental information, summarizes the Company’s contractual cash obligations and commitments as of April 28, 2007, along with their expected effects on liquidity and cash flows in future periods, modified to include interest payments on outstanding debt obligations and post-employment benefits (in thousands of dollars):

		Contractual Cash Obligations and Commitments
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt obligations	$106,897	$106,897	$—	$—	$—
Interest payable	44,151	9,294	26,064	8,793	—
Operating leases	50,085	8,338	22,780	7,832	11,135
Less: operating sub-leases	(1,849)	(600)	(1,249)	—	—
Purchase obligations	32,919	32,919	—	—	—
Other obligations	71,719	11,219	23,648	15,382	21,470
Post-employment benefits	970	970	—	—	—
Outstanding letters of credit	3,361	3,361	—	—	—

Total contractual cash obligations and commitments	$308,253	$172,398	$71,243	$32,007	$32,605

Operating leases represented non-cancelable operating leases entered into by the Company, primarily related to buildings and other equipment. Purchase obligations were those entered into through the normal course of business, principally related to the purchase of inventory. Other obligations substantially included contractual commitments for information technology related services. Interest payable represents amounts related to the Company’s long-term debt, while post-employment benefits represent amounts the Company expects to contribute to fund its retirement plans.

The Company has incorporated interest payable and post-employment benefits into the Contractual Cash Obligations and Commitments table, as required by SEC Release 33-8350, beginning with its Form 10-Q for the first quarter ended July 28, 2007, that was filed with the SEC on August 31, 2007 and will continue to provide this disclosure in future SEC filings, as appropriate.

For informational purposes, the Company does not anticipate that it will pay any significant executory costs in connection with operating lease obligations. Going forward, should any such payments become significant, they will be included in the table as a future cash obligation. Additionally, we believe that all significant payments related to long-term obligations reflected on the balance sheet are reflected in the table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks, page 29

7.	Pursuant to Item 305 of Regulation S-K, the Company acknowledges that it may choose one of three disclosure alternatives to quantify its market risks. As it relates to interest rate exposure on debt instruments, the Company selected the sensitivity analysis disclosure alternative. By way of supplemental information, expanded disclosure within Item 7A. Quantitative and Qualitative Disclosures About Market Risks related to the Company’s Form 10-K for fiscal year 2007 could have been as follows:

The Company is subject to risk resulting from interest rate fluctuations, as interest on the Company’s borrowings is based on variable rates. The Company’s objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows by lowering its overall borrowings. In the past, the Company has occasionally utilized interest rate swaps to reduce risk, effectively converting a portion of its variable rate exposure to fixed interest rates. The Company had no such agreements in effect as of April 28, 2007.

LIBOR is the rate upon which the Company’s variable rate debt is principally based. If LIBOR changed by +/- 1% for the full fiscal year 2007, the Company’s loss before income taxes would have changed by approximately +/- $1.1 million based on the Company’s average outstanding debt for its fiscal year 2007 of $113.8 million.

In order to reduce variable interest rate exposure on a portion of its borrowings during fiscal year 2006, the Company entered into an interest rate swap agreement for a notional amount of $75.0 million. This agreement was subsequently sold on February 16, 2007. See Note 8 of Notes to Consolidated Financial Statements for additional information regarding the interest rate swap agreement.

The Company is subject to foreign currency exchange exposure for operations with assets and liabilities that are denominated in currencies other than U.S. dollars. Normally, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries.

The Company does not enter into market instruments for trading purposes. Handleman Company does not have any additional market risk from derivative instruments that would have a material effect on the Company’s financial position, results of operations or cash flows.

Similar expanded disclosures will be provided in future Form 10-K and Form 10-Q filings, beginning with the Company’s Form 10-Q for the second quarter ending October 27, 2007.

Item 8. Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 35

8.	The Registrant acknowledges that the line item description “Recoupment of license advances” in its Consolidated Statements of Cash Flows included in its annual report on Form 10-K for fiscal year 2007 could have been more descriptive. This line item includes amortization of software development costs; the write down of unamortized software development costs to net realizable value in accordance with SFAS No. 86, and amortization of both exclusive distribution rights and licensed property rights.

The Registrant modified this line item description in its Consolidated Statements of Cash Flows to read “Recoupment of development costs/licensed rights” in its quarterly report on Form 10-Q for the period ended July 28, 2007, that was filed with the SEC on August 31, 2007. The Registrant will continue to provide this modified line item description in its future Form 10-K filings.

In addition, the Registrant will provide expanded disclosure in its Goodwill and Intangible Assets footnote in Notes to Consolidated Financial Statements to quantify the components of the line item “Recoupment of development costs/licensed rights” in its Consolidated Statements of Cash Flows.

By way of supplemental information, the additional expanded disclosure in Note 5 of Notes to Consolidated Financial Statements related to the Registrant’s Form 10-K for fiscal year 2007 could have been as follows:

Amortization expense related to software development costs and licensed rights included in “Recoupment of development costs/licensed rights” in the Company’s Consolidated Statements of Cash Flows is as follows (in thousands of dollars):

Amortization Expense	April 28, 2007	April 29, 2006
Software development costs, including write down to net realizable value of $3,001 for fiscal year 2007 and $433 for fiscal year 2006	$6,118	$2,611
Exclusive distribution rights	—	—
Licensed intellectual property rights	1,206	808

Total	$7,324	$3,419

Similar disclosure will be provided in future Form 10-K and Form 10-Q filings, beginning with the Registrant’s quarterly report on Form 10-Q for the second quarter ending October 27, 2007.

Notes to Consolidated Financial Statements, page 36

Note 5. Goodwill and Intangible Assets, page 47

9.	The Company, through its video game operations segment, distributes video game software that is purchased from manufacturers, as well as video game software that is internally developed and distributed under the Crave brand name.

Crave, through one of its subsidiary companies, purchases video game software, hardware and accessories from first and third party hardware and software manufacturers that support Sony, Nintendo and Microsoft video game platforms. As a distributor, Crave occasionally enters into exclusive distribution agreements with certain video game suppliers. Such agreements provide Crave the exclusive right to distribute a specific video game title for a designated period of time. In return for this right, Crave may pay the supplier an up-front advance, a per-unit royalty based on purchases from that supplier or a combination of the two. These exclusive distribution advances are classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets and are amortized based upon sales of product purchased from these suppliers and charged to “Direct product costs” in the Company’s Consolidated Statements of Operations.

Crave, through a second subsidiary company, publishes video game titles under its Crave Entertainment brand. These titles support Sony, Nintendo and/or Microsoft video game platforms and are distributed by Crave. Accordingly, Crave incurs software development costs, represented by payments made to independent software developers under development agreements. Payments under these development agreements are typically made in installments based on pre-defined milestones of completion. Software development costs are recorded in accordance with SFAS No. 86, which requires that these costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Under this guidance, technological feasibility should be evaluated on a product-by-product basis. Payments prior to technological feasibility, or amounts otherwise related to software development which are not capitalized, should be charged immediately to research and development expense. Crave generally engages independent software developers experienced with the current video game platforms developed by the manufacturers. Due to the experience of the software developers and the established game platform technology, technological feasibility is already proven prior to the beginning of, or occurs very early in, the development cycle. Therefore, Crave typically does not incur any research and development costs.

In certain circumstances, Crave also incurs license advances paid to intellectual property right holders for use of their trademarks or copyrights when publishing a video game title.

Software development costs and license advances for intellectual property rights are classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets. Commencing upon product release, these costs and advances are amortized based upon the ratio of current revenues to total projected revenues, generally over a period of 18 months, and charged to “Direct product costs” in the Company’s Consolidated Statements of Operations. The Company performs periodic analyses comparing the carrying value of its software development costs and license advances with the expected sales performance of the specific products for which the costs relate. Management judgments and estimates are utilized in the ongoing assessment of the recoverability of capitalized costs and license advances. Based on such analyses, the Company adjusts, when necessary, the value of its software development costs and license advances.

On a monthly basis, management evaluates the balances associated with its exclusive distribution rights, software development costs and license advances for intellectual property rights to determine if they have been fully expensed based on sales volume. If additional payments are owed by the Company to the suppliers, developers or licensors based on these sales volumes, then payments are accrued as additional royalties and included in “Accrued and other liabilities” in the Company’s Consolidated Balance Sheets. Accrued royalties as of April 28, 2007 and April 29, 2006 totaled $482,000 and $1,831,000, respectively.

The Company believes that its disclosure related to software development costs incurred to develop video game software was included in its Form 10-K for fiscal year 2007, but acknowledges that the interrelationship between all of its components could have been more clearly described. The Company provided clarified disclosure related to the components of video game software development costs in its quarterly report on Form 10-Q for the first quarter ended July 28, 2007, that was filed with the SEC on August 31, 2007 and will continue to include this clarified disclosure in all future Form 10-K and Form 10-Q filings.

10.	We acknowledge that paragraph 13 of SFAS No. 2, “Accounting for Research and Development Costs (as amended),” requires disclosure in the financial statements of the total research and development costs charged to expense in each period for which an income statement is presented. By way of supplemental information, expanded disclosure in the Registrant’s Form 10-K for fiscal year 2007 could have been as follows:

The Company did not incur any research and development costs for the fiscal years ended April 28, 2007 and April 29, 2006 since technological feasibility related to the development of video game titles has been established prior to the start of game development.

Similar disclosure was provided in the Registrant’s quarterly report on Form 10-Q for the first quarter ended July 28, 2007, that was filed with the SEC on August 31, 2007. The Registrant will continue to provide similar disclosure in its Form 10-K filings beginning with its annual report on Form 10-K for the fiscal year ending May 3, 2008.

For your information, as discussed in the response to Comment #9, the Registrant hires experienced video game developers who have experience in the development of games on proven game platform technology; therefore, technological feasibility typically has been established prior to the start of game development. As a result, the Registrant does not record research and development costs related to the development of video games, in accordance with the guidance provided in SFAS No. 86.

Note 9. Pension Plan, page 52

11.	Canadian regulations allow actuarial valuations to be performed triennially, provided certain plan funding levels are maintained. The Company has complied with the funding requirements, allowing the Company to perform Canadian pension valuations every three years. As a result, the routine re-measurement of the Canadian pension benefit plan was performed by the Company’s third-party actuary during fiscal year 2007 and resulted in a re-measurement of the projected benefit obligation at April 28, 2007 in the amount of $184,000.

Upon further examination, we confirmed that the re-measurement was done in accordance with SFAS No. 87 and not SFAS No. 88 as stated in our Form 10-K filing. Further, the Company included this re-measurement amount of $184,000 on the line item, “Curtailments” in the Obligations and Funded Status table due to the insignificance of this amount.

The Company will provide the appropriate disclosure in future Form 10-K filings, in accordance with SFAS No. 132(R), if the impact of such re-measurement is significant.

Note 10. Stock-Based Compensation, page 56

12.	The following, by way of supplemental information, is additional disclosure required by paragraph A240(c)(2) of SFAS No. 123(R), as it relates to the Company’s stock-based compensation for fiscal years 2007, 2006 and 2005, as well as disclosures required pursuant to paragraph A240(d) of SFAS No. 123(R) as of April 28, 2007 (in thousands of dollars):

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Total intrinsic value of options exercised	$—	$64	$1,296
Total fair value of performance shares vested	5,309	4,065	5,959
Total fair value of restricted stock vested	718	577	111

As of April 28, 2007
Aggregate intrinsic value of stock options outstanding	$4,619
Aggregate intrinsic value of stock options exercisable	3,822

These additional disclosures will be included in Notes to Consolidated Financial Statements in the Company’s Form 10-K beginning with its annual report on Form 10-K for the fiscal year ending May 3, 2008 to supplement the stock-based compensation disclosures currently being provided.

Note 12. Segment Information, page 63

13.	The majority of the Company’s North American customers receive the full suite of category management services included with their purchase of Handleman-owned tangible products (primarily music). This suite of services includes assortment management, product warehousing, ticketing, direct-to-store shipments, in-store field service and returns management.

During fiscal year 2006, the Company acquired REPS LLC. REPS provides in-store service merchandising for home entertainment and consumer product brand owners. During fiscal year 2007, the Company integrated the field service operations of Handleman Company’s category management and distribution operations in the U.S. with the REPS organization. This integration lends itself to cost savings through synergies and allows the Company to more efficiently service its customers. As a result of this integration, REPS now performs in-store field service associated with the Handleman Company category management suite of services.

On an annual basis, or as business conditions warrant, the Company evaluates its segment reporting in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” During the fourth quarter of fiscal year 2007, the Company performed its annual segment reporting review. Paragraph 17 of SFAS No. 131 allows operating segments with similar economic characteristics to be aggregated into one reporting segment. While the Company acknowledges that the economic characteristics of REPS, and the category management and distribution operations are dissimilar enough to require REPS to be disclosed separately as a reporting segment under paragraph 17, the Company believes that the quantitative threshold requirements of paragraph 18 allow the two to be aggregated.

Paragraph 18 of SFAS No. 131, requires companies to disclose separately operating segments that meet certain quantitative thresholds related to revenues, operating results and value of assets. REPS revenues represented approximately 3.5% of Handleman Company’s consolidated revenues and approximately 68% of these revenues were from servicing Handleman Company’s music category management. This amount is significantly less than the 10% threshold prescribed by SFAS No. 131. (Note: for accounting purposes, the revenue recognized by REPS related to music category management is eliminated in consolidation). Additionally, REPS reported a loss of $1.6 million during fiscal year 2007; this loss as a percentage of the Company’s absolute loss of $57.2 million was 2.9%. REPS’ assets of $15.6 million represented 2.7% of combined reporting segment assets of $589.2 million. Neither REPS’ operating results nor its total assets exceeded the 10% threshold required by paragraph 18. Based on our evaluation, REPS did not satisfy any of the three quantitative thresholds required to report REPS separately as a reporting segment.

Additionally, paragraph 40 states that the guidance of SFAS No. 131 need not be applied to immaterial items. Accordingly, since the in-store field services provided by the REPS organization are integral to the U.S. category management and distribution operations, management determined that it would be most appropriate to combine the REPS results with those of category management and distribution operations for segment reporting purposes.

The Company will continue to monitor the growth of the REPS business unit and will reevaluate its decision to include REPS in the category management and distribution operations business segment annually, or as business conditions warrant.

14.	We acknowledge that pursuant to paragraph 37 of SFAS No. 131, an enterprise is required to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so (and if so, that fact should be disclosed).

For informational purposes, within the category management and distribution operations business segment, the Company’s revenues can be categorized as follows: (i) Category Management Revenues – sales to customers who receive the full suite of category management services included with their purchase of Handleman-owned tangible products (primarily music); this suite of services include assortment management utilizing the Company’s category management systems and processes, product warehousing, ticketing, direct to store shipments, in-store field service and customer returns management; (ii) Greeting Cards Revenues – sales to customers who receive only certain category management services with the purchase of Handleman-owned greeting cards, including assortment management on replenishment orders, product warehousing, direct to store shipments, in-store field service and customer returns management; (iii) Fee-for-Services Revenues – revenues generated from the sale of services performed by the Company such as in-store field service and/or warehousing and distribution of customer-owned product; in these arrangements, the customer does not purchase tangible product from Handleman Company. Within the video game operations business segment, the Company generates revenues from the sale and distribution of Handleman-owned video game hardware, software and accessories. Product is shipped directly to individual stores.

Revenues by category as a percentage of consolidated revenues for fiscal years 2007, 2006 and 2005 were as follows:

	Fiscal Years
Revenue Category	2007	2006	2005
Full category management	78.9%	91.9%	99.9%
Greeting cards	3.0%	—	—
Fee-for-services	1.5%	1.6%	0.1%
Video game related	16.6%	6.5%	—

Total	100.0%	100.0%	100.0%

Based on the fact that revenues from greeting cards and fee-for-services were not material to the Company’s consolidated revenues, the Company felt it was not necessary to disclose revenues for each product type or service, by reporting segment, in its Form 10-K for fiscal year 2007. However, with the inception of the fee-for-services model with a UK retailer at the start of fiscal year 2008, the Company believes it is appropriate to disclose its various types of revenues, by reporting segment, beginning with its quarterly report on Form 10-Q for the first quarter ended July 28, 2007, that was filed with the SEC on August 31, 2007, because these revenues will represent a greater percentage of consolidated revenues.

For informational purposes, the Registrant’s category management business model is evolving, transitioning from strictly full category management to offerings which may include any combination of services within its core competencies of logistics, field services and intellectual services. This is evidenced by its new business arrangements related to greeting cards, and fee-for-service distribution and field services. As the business model continues to evolve, the Registrant will continue to monitor the financial information that the chief operating decision maker is provided in making operating decisions, and will determine the appropriateness of its reporting segments, accordingly.

Form 8-K filed June 29, 2007

15.	We acknowledge that paragraphs (e)(1)(i)(C) and (e)(1)(i)(D) of Item 10 of Regulation S-K require disclosure of the reasons a company believes that presentation of non-GAAP measures provides useful information to investors regarding its financial condition and results of operations, as well as any additional purposes for using such measures in SEC filings. By way of supplemental information, the expanded disclosure in Item 2.02 Results of Operations and Financial Condition in the Company’s Form 8-K filed on June 29, 2007, would have been as follows:

Item 2.02. Results of Operations and Financial Condition.

On June 28, 2007, Handleman Company issued a press release announcing its results for the fourth quarter and fiscal year ended April 28, 2007. A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Included in Exhibit 99.1 is the non-GAAP measure, (i) Proforma (loss) income from continuing operations before income taxes, which reconciles GAAP (loss) income from continuing operations before income taxes to this non-GAAP measure by adjusting for expenses that are not considered on-going in nature; and (ii) the non-GAAP measure, Adjusted EBITDA, which reconciles GAAP computed income (loss) from continuing operations to this non-GAAP measure by deducting investment income and income tax benefits from GAAP computed income (loss) from continuing operations, and adding back interest expense, income tax expense, depreciation and amortization expense, and recoupment of license advances to GAAP computed income (loss) from continuing operations.

The Registrant believes these non-GAAP financial measures provide meaningful, supplemental information to investors regarding its operating performance and liquidity by, for example, excluding certain operating expenses and other income and expense items not related to the Registrant’s on-going operating performance. Furthermore, the Registrant believes that investors benefit from viewing its results “through the eyes of management” in addition to GAAP disclosures. These non-GAAP measures also facilitate management’s internal comparisons to historical performance and liquidity, and the calculation of Adjusted EBITDA is a requirement by the Registrant’s lenders. When certain conditions contained within its lending agreements are not met, this measure is a factor in determinating the Registrant’s available borrowing base.

The Registrant will include similar disclosure in future filings that include non-GAAP measures, beginning with its Form 8-K reporting the issuance of its second quarter earnings press release, expected to be filed in November 2007.

* * * * * * * *

We appreciate the SEC’s review of the Company’s Form 10-K and Form 10-Q filings along with the comments provided in your letter dated August 10, 2007. We understand the importance of providing information to investors that is accurate and complete, allowing them to make informed decisions. The management team at Handleman Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures provided in its public filings;

•	the SEC comments or changes in disclosure resulting from these comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert SEC comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

The comments provided by the SEC will be very helpful in ensuring that the Company’s financial statement disclosures are transparent and provide information in accordance with required standards. While certain expanded disclosures will result in clarification of information provided by the Company in its Form 10-K for fiscal year 2007, other expanded disclosures will provide additional information to enhance our compliance with required accounting standards. The Company believes that the clarification disclosures and the additional information disclosures are not significant, either individually or in the aggregate, to warrant amendment to its Form 10-K or Form 8-K filings.

If you have any questions or comments with respect to our responses, or require additional information, please feel free to contact me.

Very truly yours,

/s/ Thomas C. Braum, Jr.
Thomas C. Braum, Jr.
Executive Vice President and Chief Financial Officer

c:	Stephen Strome, Chairman of the Board and Chief Executive Officer
Donald M. Genotti, Vice President and Corporate Controller
Angelique Marks, Vice President and General Counsel
Donald J. Kunz, Honigman Miller Schwartz and Cohn
Kelly J. Busch, PricewaterhouseCoopers, LLP
Eugene A. Miller, Audit Committee Chairman